SAVE ADVERUM

Investor Materials Our Nominees Contact How to Vote

Sonic believes that the Adverum Bo[...] [...]ersight of management, which has
led to significant sha[...] [...]ed to save Adverum.

Sonic urges stockholders to vote [...] [...]ified, fully-independent director
nominees – who collectively possess [...] [...]l as financial and leadership acumen.

Disclaimer

The views expressed on this website represent the opinions of Sonic. We reserve the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to update the information or opinions contained on this website.

The materials on this website are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Although we believe the statements made in this website are substantially accurate in all material respects and do not omit to state material facts necessary to make those statements not misleading, we make no representation or warranty, express or implied, as to the accuracy or completeness of those statement or any other written or oral communication it makes, and we expressly disclaim any liability to those statements or communications (or any inaccuracies or omissions therein).

The Terms of Use for this website can be found here. By using this website you represent and warrant that you have read, and agree to, the Terms of Use

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Privacy Policy | Terms of Use | Legal Disclaimer

Sonic believes that the Adverum Board of Directors has abjectly failed to exert sufficient oversight of management, which has led to significant shareholder value destruction. Immediate change is needed to save Adverum.

Sonic urges stockholders to vote on the Green proxy card to elect our three highly-qualified, fully-independent director nominees – who collectively possess tremendous expertise in the gene therapy field as well as financial and leadership acumen.

Read Our Letter to Stockholders

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Investor Materials   Our Nominees   Contact   How to Vote

Investor Materials

- April 19, 2021 – Letter to Stockholders
- April 15, 2021 – Definitive proxy statement

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Privacy Policy | Terms of Use | Legal Disclaimer

Contact

Investors

John Ferguson
Saratoga Proxy Consulting LLC
(212) 257-1311
Info@saratogaproxy.com

Media

Joe Germani / Sarah Braunstein
Sloane & Company
jgermani@sloanepr.com
sbraunstein@sloanepr.com

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How to Vote

VOTING INSTRUCTIONS FOR ANNUAL MEETING

I AM A BENEFICIAL SHAREHOLDER

(I hold my Adverum shares in "street name" with a bank or brokerage firm)
As a beneficial holder you must instruct your broker to vote your shares!

LOCATE YOUR GREEN VOTING INSTRUCTION FORM

1. Please make certain to retrieve your **GREEN** voting instruction form from the package you received in the mail.

2. If you receive your material electronically then please check your email.
(If you do not see the email from your broker, be sure to check your junk folder)

FIND YOUR CONTROL NUMBER

1. Your Control Number is located on your **GREEN** voting instruction form.

2. The **GREEN** voting instruction form provides easy instructions for three methods of voting:

VOTE ONLINE:

Access the URL listed on your proxy card and follow the simple instructions provided. Make sure to have your control number ready.

VOTE BY PHONE:

Call the number listed on your proxy card and follow the simple instructions provided. Make sure to have your control number ready.

VOTE BY MAIL:

Simply sign, date, and return the proxy card by mail in the pre-paid return envelope provided.

I AM A REGISTERED SHAREHOLDER

(I hold my Adverum shares directly on the books of its transfer agent)

VOTE THE GREEN PROXY CARD

1. Please sign and date your **GREEN** proxy card.

2. Return in the pre-paid return envelope.

3. Never vote a White card from Adverum.

4. Call Saratoga if you don't hold with a broker or bank and want to vote!

Vote the GREEN card. Only your latest dated vote counts!

PLEASE VOTE EACH AND EVERY GREEN CARD YOU RECEIVE!

DISCARD THE WHITE CARD!

If you have any questions or need assistance voting your shares, please contact:
Saratoga Proxy Consulting LLC
(888) 368-0379
or
(212) 257-1311

Email: Info@saratogaproxy.com

Our Nominees

Jean Bennett, MD, PhD

Dr. Bennett is Professor of Ophthalmology and Cell and Developmental Biology and a Senior Investigator in the F. M. Kirby Center for Molecular Ophthalmology at the University of Pennsylvania School of Medicine. She also has an appointment as a Senior Investigator at the Center for Cellular and Molecular Therapeutics, The Children's Hospital of Philadelphia (CHOP).

Dr. Bennett's research on gene therapy delivery of RPE65 led to the approval of Luxturna, the first gene therapy for a genetic disease approved by the FDA and the first approved gene therapy worldwide.

Dr. Bennett is director of the Center for Advanced Retinal and Ocular Therapeutics at UPenn, co-founder of GenSight Biologics, Spark Therapeutics, and Limelight Bio, and member of the Scientific Advisory Boards at Akouos and Sparing Vision.

We believe that Dr. Bennett's extensive experience in the gene therapy field, and her experience with the business and regulatory hurdles to drug development, make her a valuable addition to the Board.

Jodi Cook, PhD

Dr. Cook has extensive experience in gene therapy development from initial research development through commercialization. She served as Head of Gene Therapy Strategy at PTC Therapeutics, Inc from 2018 until 2020.

Prior to joining PTC Therapeutics, she was one of the founding members and Chief Operating Officer of Agilis Biotherapeutics, a clinical stage AAV gene therapy company, from 2013 until its acquisition by PTC in 2018. While at Agilis, she led the sale of the company to PTC Therapeutics in a deal that has represented significant value to all parties.

She has more than 20 years of senior executive experience in the life-sciences industry and held leadership positions in several successful biotech start-up companies.

Prior to her work in industry, Dr. Cook was an Assistant Professor at Arizona State University and Mayo Clinic, Rochester, MN. Dr. Cook currently serves as a director of Fennec Pharmaceuticals.

We believe that Dr. Cook's extensive experience in the field of gene therapy, and her valuable industry knowledge and executive experience, make her a positive addition to the Board.

Herbert Hughes

Mr. Hughes has over 30 years of experience in the financial industry as an advisor and leader of a diverse range of businesses.

Since March 2017, Mr. Hughes has been the Chief Financial Officer of Wormhole Labs, a technology company in augmented reality and gaming industry and serves on its board of directors. He is also a managing director of HHM Capital, a financial institution which provides investment banking and advisory services to ultra-high net worth individuals and families.

Previously, Mr. Hughes was the Chief Executive Officer of Domino Sands, an oil service business. He currently serves on the board of directors of Byrna Technologies, Inc.

We believe that Mr. Hughes's extensive experience in financial services and executive leadership, as well as prior director experience, will make him a valuable addition to the Board.

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Please read these Terms and Conditions (the "Terms") carefully before using the https://www.saveadverum.com website (the "Site"). Your access to and use of the Site is conditioned upon your acceptance of and compliance with the Terms. By accessing or using this website, you agree to be bound by the Terms. If you disagree with any part of the Terms, then you do not have permission to access this website.

Forward-Looking Statements

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Intellectual Property

The Site, and all of its original content, features and functionality are and will remain the exclusive property of Sonic. This website is protected by various intellectual property rights, including copyright, trademark, data and data compilation rights, and other laws of the United States, as well as international conventions and the laws of other countries. The intellectual property is owned or controlled by Sonic or by other parties that have provided rights thereto to Sonic.

Privacy Policy

This Site is hosted and provided for use by Sloane & Company, LLC ("Sloane"), a strategic communications firm. Sloane's Privacy Policy (the "Policy") describes the current policies and practices regarding the collection, use and sharing of personal information relating to the use of the Site. By using the Site, you agree to the terms of the Privacy Policy and Sloane's practices concerning such information, including the transfer of information pertaining to you from the country where you reside to the United States and our use tracking technologies, as described in the Policy, which forms part of these Terms. If you do not agree to the Policy, please do not use the Site.

Links to Other Web Sites

This website may contain links to third-party websites that are not owned or controlled by Sonic. Sonic has no control over, and assumes no responsibility for the content, privacy policies, or practices of any third-party websites or services. You acknowledge and agree that Sonic shall not be responsible or liable, directly or indirectly, for any damage or loss caused or alleged to be caused by or in connection with use of or reliance on any such content, information or services available on or through any such third-party web sites or services.

Indemnification

YOU AGREE TO INDEMNIFY, DEFEND AND HOLD SONIC HARMLESS FROM AND AGAINST ANY AND ALL THIRD-PARTY CLAIMS, DEMANDS, LIABILITIES, COSTS AND EXPENSES, INCLUDING ATTORNEYS' FEES, ARISING FROM OR RELATED TO ANY BREACH BY YOU OF ANY OF THE TERMS HEREOF OR APPLICABLE LAW.

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In no event shall Sonic be liable for any losses or damages resulting from your use of or inability to access or use this website.

As Is Basis

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Changes to the Terms

Sonic reserves the right, at our sole discretion, to modify or replace the Terms at any time. By continuing to access or use this website after any revisions become effective, you agree to be bound by the revised Terms. If you do not agree to the revised Terms, you are no longer authorized to use the website.

Legal Disclaimer

The Sonic Fund II, L.P. ("Sonic" or "we") is a significant stockholder of Adverum Biotechnologies, Inc. ("Adverum" or the "Company"). The views expressed on this website represent the opinions of Sonic and are based on publicly available information with respect to the Company. Sonic recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Sonic's conclusions. We reserve the right to change any of its opinions expressed herein at any time as we deem appropriate and disclaim any obligation to update the information or opinions contained on this website.

The materials on this website are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security, investment, tax, legal or financial advice or an opinion of the appropriateness of any security or investment.

Although we believe the statements made in this website are substantially accurate in all material respects and do not omit to state material facts necessary to make those statements not misleading, we make no representation or warranty, express or implied, as to the accuracy or completeness of those statement or any other written or oral communication it makes, and we expressly disclaim any liability to those statements or communications (or any inaccuracies or omissions therein).

Privacy Policy

This Privacy Policy describes the current policies and practices regarding the collection, use and sharing of personal information relating to your use of the https://www.saveadverum.com website (the "Site"). The Site is hosted and provided for use by Sloane & Company, LLC ("Sloane"), a strategic communications firm. The Site content is owned The Sonic Fund II, L.P. ("Sonic").

This Privacy Policy describes: what information Sloane collects; how information you provide may be used by Sloane and third-parties working on Sloane's behalf; your choices regarding the collection, use and sharing of such information; and the security measures that we have implemented to protect the information.

By using this Site, you agree to Sloane's practices concerning such information, including the transfer of information pertaining to you from the country where you reside to the United States and our use of tracking technologies, as described in this Privacy Policy, which forms part of our Terms and Conditions of Use. To read the Terms and Conditions of Use for this Site, click https://www.saveadverum.com/termsandconditions. If you do not agree to our Privacy Policy or our Terms and Conditions of Use, please do not use this Site.

Information collection

Personal information we collect

We may collect personal information about you through the Site that you provide (e.g., via an email to contact jgoldfarb@sloanepr.com), and information that may be provided by your web browser. We collect information about you when you use the Site or communicate with Sloane online, such as to send us an email message.

The types of information that may be submitted to the Site is limited to:

- Your email address, if you elect to send us an email message.
- Technical information about your browser and computer that is automatically collected when you access the Site.
- Any other personal information that you may provide to us when using the Site.

We may use a variety of technologies that passively or automatically collect information about how the Site is accessed and used, including the name of the domain and host from which you access the Internet, the Internet protocol (IP) address of the computer and site you used to link to our Site, the browser software you use and your operating system, device type, and application version; the pages served to you, the date and time you access our Site, preceding page views, and your use of features or applications on the Site. This statistical data helps us understand what is interesting and relevant to users of the Site so we can best tailor our content.

We may provide opportunities to contact us to ask questions or provide comments, ideas, and/or suggestions. When you communicate with us and request a response, we may ask you for additional information such as your name, email address and contact information. Your provision of such information to us is entirely voluntary.

Analytics, cookies and other online tracking technologies

Like most websites, we and our service providers use cookies and other online tracking technologies to collect certain information about your interaction with our Site. We may collect your Internet Protocol (IP) addresses, browser type, Internet service provider (ISP), referring/exit pages, platform type, date/time stamp, and other information, and analyze this information to improve our Site content, performance or for other business or marketing purposes. When you browse or use our Site, we may also collect information about the services you use, other Sites you've visited and personal preferences. We may use this information to analyze demographic and other trends, administer the Site, track aggregate usage of the Site.

We may use cookies to understand visitor activity on our Site, and to hold certain information about your visits to help improve your experience while using the Site. A cookie is a text file sent by a web server and placed on your computer by your web browser. Cookies can be divided into two different types, session and persistent. Session cookies differ from persistent cookies primarily in that session cookies are temporary and expire and are normally deleted when you close your browser. Persistent cookies, by contrast, remain stored on your computer after you close your browser until they are deleted either because they expire or you delete them. We use session cookies and persistent cookies in connection with providing our Site.

None of these cookies are strictly necessary to access our Site. You can instruct your browser to refuse all cookies or to indicate when a cookie is being set on your web browser. However, if you do not accept cookies, certain features of our Site may not function without enabled cookies. Unless you have adjusted your browser setting so that it will refuse cookies, our Site may issue cookies when you visit. For more information about how to manage your cookies preferences, you should use the "help" menu, or explore the customer support sections of your browser. Please note that you need to configure each browser on each device that you use if you wish to opt-out or block some or all cookies. Some browsers may offer a "Do Not Track" feature. Because there is not yet a common understanding of how to interpret "Do Not Track" signals, the Site does not currently respond to "Do Not Track" signals, and your choices remain as described in this Privacy Policy.

We may use third-party service providers, such as Google Analytics, to assist us in collecting and analyzing data about interactions with our Site. Although we use third party service providers, we do not grant them permission to use personal information about the users of our Site for their own marketing purposes.

Uses of personal information

The primary purposes for collecting, using, and sharing personal information about you include: to provide you with information related to our company, research, products, and therapies, and to administer and enable your use of the Site.

Purposes for using your personal information may also include, but are not limited to:

- To contact you via email, if you have specifically provided us with this information
- To respond to your comments and queries
- To provide you with access to certain areas of and information on the Site
- To carry out surveys, studies, and evaluations including statistical analysis
- To comply with applicable laws, regulations or codes of practice
- In connection with the establishment and defense of legal interests
- For our internal business purposes
- To improve the Site
- For all other purposes to which you have agreed

Sharing personal information

We use third-party service providers to collect, store, or process your personal information and other information we collect on our Site. We also may disclose information pursuant to a request from law enforcement or pursuant to other legal or regulatory process, or as otherwise required by law; to respond to an emergency; or otherwise to protect the rights, property, safety, or security of third parties, visitors to our Sites, or the public; or, in our sole discretion, to protect our rights, property or interests, including to enforce this Privacy Policy or our Terms and Conditions of Use.

We may disclose your identity to any third party who claims that any content posted or uploaded by you to this Site constitutes a violation of their intellectual property rights, or of their right to privacy. Information collected from this Site may also be transferred in connection with a merger or other business combination or restructuring, bankruptcy, transfer of assets, or to our successors in interest.

Accessing your personal information used for direct marketing

California law permits Users who are California residents to request certain information regarding our disclosure of personal information to third parties for their direct marketing purposes. Sloane does not share your personal information with any third parties for their own marketing purposes. For more information, please contact us at the email below with "California Shine the Light Privacy Request" in the subject line and your full name, email address, postal address and specific services you have used in the body of your email.

How we protect your information

While we use security measures to protect sensitive and personal information transmitted online, please be aware that no security measures are perfect or impenetrable and that we cannot ensure or warrant the security of any information to you transmit to us. Please use caution when submitting any personal or other sensitive information to us online.

Changes to this Privacy Policy

We have the discretion to update this Privacy Policy at any time. When we do, we revise the "Last Updated" date at the bottom of this page. We encourage you to frequently check this page for any changes to stay informed about how we are helping to protect the personal information we collect. Your continued use of this Site after the effective date of any modification to the Privacy Policy will be deemed to be your agreement to the changed terms.

Children's information

Our Site is not directed to children under the age of 13, and we do not knowingly collect any information from children under 13. If we become aware that we have unknowingly collected personal information from a child under the age of 13, we will make reasonable efforts to delete such information from our records.

Jurisdictional limitation

Our Site is directed to residents of the United States. Residents of other countries should not use the Site or submit their information via the Site. All personal information collected through this Site will be processed in the United States consistent with United States law, and if you submit information to us on the Site, you consent to the transfer and processing of your personal information in the United States.

Data access and quality

We strive to make the data collected via our Site accurate, current, and complete. If you have any questions or concerns about how we manage personal information we collect about you, or if you wish to see what personal information we have about you or want us to delete your data from the program, please contact us using the details below.

Contact Us

We respect your privacy. If you have any questions about this Privacy Policy, please contact us at:

Sloane & Company

One World Trade Center, 69th Floor

New York, NY 10007

e: jgoldfarb@sloanepr.com

w: (212) 486-9500